       As filed with the Securities and Exchange Commission on July 8, 2003
                                  Securities Act Registration No. 333-99689
                                  Investment Company Act File No. 811-05807
--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-2
                        (Check appropriate box or boxes)


[X]      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]      Pre-Effective Amendment No.
                                     ---
[X]      Post-Effective Amendment No. 2
                                     and/or
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]      Amendment No. 14

                             NAIC GROWTH FUND, INC.
--------------------------------------------------------------------------------
Exact Name of Registrant as Specified in Charter

          711 West Thirteen Mile Road, Madison Heights, Michigan 48071
--------------------------------------------------------------------------------
Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (248) 583-6242
--------------------------------------------------------------------------------
Registrant's Telephone Number, including Area Code

                    Kenneth S. Janke, NAIC Growth Fund, Inc.
          711 West Thirteen Mile Road, Madison Heights, Michigan 48071
--------------------------------------------------------------------------------
Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

                                  With Copies to:

      Barbara A. Bowman, Esq.               Steven J. Dickinson, Esq.
      Bodman, Longley & Dahling LLP         Dorsey & Whitney LLP
      34th Floor, 100 Renaissance Center    801 Grand, Suite 3900
      Detroit, Michigan 48243               Des Moines, Iowa 50309

As soon as practicable after this registration statement becomes effective.
--------------------------------------------------------------------------------
                  Approximate Date of Proposed Public Offering

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box)
         [ ] when declared effective pursuant to section 8(c)

If appropriate, check the following box:
         [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.
         [ ] this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective
         registration statement for the same offering is    .
                                                         ---

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

------------------------ ---------------------- ---------------------- ---------------------- ----------------------
                                                       Proposed               Proposed
                                                        Maximum               Maximum
 Title of Securities       Amount Being           Offering Price Per          Aggregate              Amount of
 Being Registered           Registered                   Unit              Offering Price        Registration Fee
------------------------ ---------------------- ---------------------- ---------------------- ----------------------
 Common stock               5,000,000                  $9.98(1)           $49,900,000 (1)          $4,591 (1)
 par value $0.001
------------------------ ---------------------- ---------------------- ---------------------- ----------------------


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(d) under the Securities Act of 1933, as amended, and based on the net asset value per share of $9.98 on September 5, 2002.

The registrant hereby amends this registration statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with the section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 consists of the following:

         (1) Facing Sheet of the Registration Statement
         (2) Part A- "Financial Highlights" (following "Prospectus Summary" and preceding "Risk Factors") section only
         (3) Signature Page
         (4) Power of Attorney

The remainder of Part A and all of Parts B and C are incorporated by reference to the Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-99689 and 811-05807) filed on April 28, 2003, to the
Pre-Effective Amendment No. 3 to such Registration Statement filed on May 16, 2003, and to the Post-Effective Amendment No. 1 to such Registration Statement filed on June 11, 2003.

                             FINANCIAL HIGHLIGHTS(A)


         The financial highlights present a per share analysis of how the Fund's net asset value has changed during the periods presented. You should read this information in conjunction with the Fund's audited financial statements and notes incorporated by reference in the Statement of Additional Information. The financial highlights for each of the years ended December 31, 1993 through 2001 were derived from the Fund's audited financial statements that have been audited by Arthur Andersen LLP, independent certified public accountants. Plante & Moran, PLLC replaced Arthur Andersen LLP as the Fund's independent certified public accountants effective May 9, 2002. The financial highlights for the year ended December 31, 2002 were derived from the Fund's audited financial statements that have been audited by Plante & Moran, PLLC.



                                                                        Year Ended December 31,
                                                          -------------------------------------------------

                         2002       2001       2000       1999       1998       1997       1996        1995       1994       1993
------------------------------------------------------------------------------------------------------------------------------------
NET ASSET               $11.08     $11.96     $11.22     $10.86      $9.56      $7.89      $6.61       $5.00      $4.89      $4.71
VALUE AT
BEGINNING OF
PERIOD
------------------------------------------------------------------------------------------------------------------------------------
NET
INVESTMENT                 .02        .04        .09        .08        .12        .09        .09         .07        .04        .03
INCOME

NET REALIZED
AND
UNREALIZED
GAIN ON                  (1.48)      (.25)      2.18        .76       1.68       1.99       1.52        1.66        .11        .19
INVESTMENTS
------------------------------------------------------------------------------------------------------------------------------------
TOTAL FROM
INVESTMENT
OPERATIONS               (1.46)      (.21)      2.27        .84       1.80       2.08       1.61        1.73        .15        .22

DISTRIBUTIONS
FROM:
    NET
INVESTMENT
    INCOME
    REALIZED              (.02)      (.04)      (.09)      (.09)      (.11)      (.09)      (.09)       (.07)      (.04)      (.03)
GAINS                     (.52)      (.63)     (1.44)      (.39)      (.39)      (.32)      (.24)       (.05)         0       (.01)
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL                    (.54)      (.67)     (1.53)      (.48)      (.50)      (.41)      (.33)       (.12)      (.04)      (.04)
DISTRIBUTIONS

NET ASSET
VALUE AT END
OF PERIOD                $9.08     $11.08     $11.96     $11.22     $10.86      $9.56      $7.89       $6.61      $5.00      $4.89
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
PER SHARE
MARKET VALUE,
END OF PERIOD
(LAST TRADED
PRICE) (B)               $9.95      10.75     $10.50     $10.00     $10.25     $14.50     $ 9.44       $6.88     $ 4.69     $ 4.75



TOTAL
INVESTMENT
RETURN:

BASED ON
MARKET VALUE
  1 YEAR                 2.10%      3.70%     30.90%      2.85%    (25.42%)    58.50%     42.94%      49.70%     (0.54%)     0.83%
  FROM
INCEPTION               10.86%     11.66%     12.57%     10.28%     11.30%     17.84%     12.59%       7.85%      0.27%      0.50%

BASED ON NET
ASSET VALUE
  1 YEAR               (13.81%)    (1.59%)    27.27%      7.75%     18.84%     26.43%     24.46%      34.60%      3.12%      4.65%
  FROM
INCEPTION               10.06%     12.42%     13.81%     13.15%     13.79%     13.69%     11.92%       9.78%      4.92%      5.45%

NET ASSETS,
END OF PERIOD        $20,555.3  $23,909.2  $23,927.8  $22,351.7  $20,701.2  $17,335.3  $13,487.8   $10,989.1   $8,316.6   $8,081.8
(000's)

(A) All per share data for 2000, 1999, 1998, 1997, 1996, 1995, 1994 and 1993 has
been restated to reflect the effect of a 15% stock dividend which was declared on August 18, 2000 and paid on September 29, 2000 to shareholders of record on September 18, 2000, and a 100% stock dividend which was declared on August 22, 1997 and paid October 1, 1997 to shareholders of record on September 12, 1997.



                                                                        Year Ended December 31,
                                                         --------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


                         2002       2001       2000       1999       1998       1997       1996        1995       1994       1993
-----------------------------------------------------------------------------------------------------------------------------------
RATIOS TO
AVERAGE
NET ASSETS:

RATIO OF                 1.61%      1.57%      1.25%      1.00%      0.83%      0.96%      0.96%       1.19%      1.81%      2.00%
EXPENSES TO
AVERAGE NET
ASSETS (C)

RATIO OF NET              .17%      0.32%      0.74%      0.70%      1.13%      0.96%      1.10%       1.16%      0.77%      0.63%
INVESTMENT INCOME
 TO AVERAGE NET
ASSETS (B)

PORTFOLIO               11.19%      1.77%     10.61%      4.20%      5.87%      6.31%      5.93%       6.90%      6.56%      0.62%
TURNOVER
RATE

AVERAGE                 $0.125     $0.125     $0.125     $0.125     $0.125     $0.125     $0.125      $0.125     $0.125     $0.125
COMMISSION
RATE PAID PER
SHARE
-----------------------------------------------------------------------------------------------------------------------------------

(B) If there was no sale on the valuation date, the bid price for each such date is shown.

(C) For the years ended 2000, 1999, 1998, 1997, 1996, 1995, and 1994, the
Investment Adviser voluntarily waived all or a portion of its fees. Had the Investment Adviser not done so in 2000, 1999, 1998, 1997, 1996, 1995, and 1994 the ratio of expenses to average net assets would have been 1.44%, 1.37%, 1.39%, 1.69%, 1.68%, 1.94%, and 2.00% and the ratio of net investment income to average net assets would have been 0.55%, 0.32%, 0.57%, 0.23%, 0.38%, 0.41%, and 0.58%
for each of these years.

                                   SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison Heights and State of Michigan on the 8th day of July, 2003.

                                      NAIC GROWTH FUND, INC.


                                      By:     /s/Kenneth S. Janke
                                      ------------------------------------------
                                               Kenneth S. Janke
                                      Its:     President and Treasurer



              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates listed.




                                                 *
                                      ------------------------------------------
                                      Thomas E. O'Hara, Director and Chairman
                                      Date: July 8, 2003


                                          /s/ Kenneth S. Janke
                                      ------------------------------------------
                                      Kenneth S. Janke, Director, President and
                                        Treasurer
                                      Date: July 8, 2003


                                                  *
                                      ------------------------------------------
                                      Lewis A. Rockwell, Director and Secretary
                                      Date: July 8, 2003


                                                   *
                                      ------------------------------------------
                                      Peggy L. Schmeltz, Director
                                      Date: July 8, 2003


                                                     *
                                      ------------------------------------------
                                      Luke E. Sims, Director
                                      Date: July 8, 2003


                                                        *
                                      ------------------------------------------
                                      Carl A. Holth, Director
                                      Date: July 8, 2003


                                                        *
                                      ------------------------------------------
                                      Benedict J. Smith, Director
                                      Date: July 8, 2003


                                                        *
                                      ------------------------------------------
                                      James M. Lane, Director
                                      Date: July 8, 2003




         *By his signature below, Kenneth S. Janke, pursuant to duly executed powers of attorney filed with the Securities and Exchange Commission, has signed this Registration Statement on Form N-2 on July 8, 2003 on behalf of the above-listed persons designated by asterisks, in the capacities set forth by their respective names.

                                      /s/ Kenneth S. Janke
                                      ------------------------------------------
                                      Kenneth S. Janke, Attorney-in-Fact

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned officers and directors of NAIC Growth Fund, Inc., a Maryland corporation (the "Fund"), do hereby constitute and appoint Thomas E. O'Hara, Kenneth S. Janke, Lewis A. Rockwell, and each of them, the lawful attorneys and agents or attorney and agent, with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933 as amended, and the Investment Company Act of 1940, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with a Registration Statement on Form N-2 relating to the offer and sale of 5,000,000 shares of common stock of the Fund. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to the Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to the Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with the Registration Statement or amendments or supplements thereto, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents or any of them shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

         IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated by his or her name.


   /s/ Thomas E. O'Hara
---------------------------------------------------
Thomas E. O'Hara, Director and Chairman
Date: April 18, 2002


   /s/ Kenneth S. Janke
---------------------------------------------------
Kenneth S. Janke, Director, President and Treasurer
Date: April 18, 2002


   /s/ Lewis A. Rockwell
---------------------------------------------------
Lewis A. Rockwell, Director and Secretary
Date: April 18, 2002


   /s/ Peggy L. Schmeltz
---------------------------------------------------
Peggy L. Schmeltz, Director
Date: April 18, 2002


   /s/ Luke E. Sims
---------------------------------------------------
Luke E. Sims, Director
Date: April 18, 2002


   /s/ Carl A. Holth
---------------------------------------------------
Carl A. Holth, Director
Date: April 18, 2002


   /s/ Benedict J. Smith
---------------------------------------------------
Benedict J. Smith, Director
Date: April 18, 2002


   /s/ James M. Lane
---------------------------------------------------
James M. Lane, Director
Date: April 18, 2002